April 10, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Jay Ingram, Legal Branch Chief

Re: Nimtech Corp.
    Registration Statement on Form S-1/A
    Filed March 18, 2015
    File No. 333-199438

Ladies and Gentlemen:

This letter sets forth the responses of Nimtech Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of March 31, 2015.

General

1. We note your response to comment one of our letter dated December 22, 2014 in which you state that you have commenced operational activities, entered into additional commercial contracts, received orders and payments for products and have fulfilled such orders. Please reconcile such response with your disclosure throughout your registration statement and, in particular, your Plan of Operation, where there appears to be an absence of disclosure addressing the updates in your operations.

Response: The registration statement has been reviewed, in particular our Plan of Operation, and the disclosure of Nimtech Corp. activities was added.

Risk Factors, page 5

2. We note your response to comment four of our letter dated December 22, 2014 and we reissue our comment. Please add a risk factor addressing the limits on Ms. Alhussin's obligation to provide services to your company.

Response: The risk factor addressing the limits on Ms. Alhussin's obligation to provide service for Nimtech Corp. was added to the registration statement.

Badria Alhussin Nimtech Corp. March 31, 2015 Page 2

Our ability to sustain our operations is dependent on our ability. . ., page 6

3. We note your statement in this risk factor and throughout your registration statement that Mrs. Alhussin has no formal commitment to advance or loan funds to the company. Please reconcile such statement and similar statements throughout your registration statement with Exhibit 10.4 and your response letter dated March 18, 2015.

Response: The registration statement of Nimtech Corp. and the risk factor has been reconciled with Exhibit 10.4.

Dilution, page 10

4. Please revise your calculation of net tangible book value after the offering to deduct the $7,000 of offering expenses and adjust and update your dilution calculations in the table on page 11 accordingly.

Response: Dilution table was adjusted for the offering expenses.

Liquidity and Capital Resources, page 14

5. Please tell us if the $17,387 owed to Mrs. Alhussin as of January 31, 2015 relates to the $30,000 loan evidenced by Exhibit 10.4.

Response:  No, the loan of $17,387  does not relate to the $30,000  evidenced by
Exhibit 10.4. The amount of $17,387 was owned by Mrs. Alhussin before offering for covering initial expanses. The costs we formed for initial expanses are machine purchasing, fees of attorney and auditor. The Company has signed the Loan Agreement for additional financial support in the amount of $30,000.

6. We note your statement that your only source of cash is investments by others in your offering. Please reconcile such statement and similar statements in your registration statement with Exhibit 10.4, which covers a loan agreement with your principal.

Response: The registration statement has been reconciled.

Very Truly Yours,


/s/ Badria Alhussin
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Badria Alhussin
President of Nimtech Corp.

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